State of Delaware
Secretary of State
Division of Corporations
Delivered 01:32 PM 03/21/2013
FILED 01:24 PM 03/21/2013
SRV 130342465 - 4364898 FILE

Certificate of Amendment
of
Certificate of Incorporation
of
Green EnviroTech Holdings Corp.

Under Section 242 of the Delaware General Corporation Law

Green EnviroTech Holdings Corp., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by changing Article FOURTH so that, as amended, said Article FOURTH shall be and read as follows:

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 250,000,0 shares of common stock with $0.001 par value and 25,000,000 shares of preferred stock with $0.001 par value.

Effective March 27, 2013, each one hundred (100) shares of the Corporation's common stock, par value $0.001 per sl shall be converted and reclassified into one (1) share of the Corporation's common stock, par value $0.001 per share.

Any fractional shares resulting from such conversion will be rounded up to the nearest whole number.

2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 20th day of March, 2013.

/s/ Gary DeLaurentiis

GaryDeLaurentiis
Chief Executive Officer